NEUROSITY **AJ Keller <aj@neurosity.co>**

Neurosity Equity Crowdfund SPV

4 messages

AJ Keller <aj@neurosity.co> Mon, Jul 10, 2023 at 6:57 PM
To: Hubert Thieblot <hubert@f.inc>

Hey Hubert,

Thanks for the conversation today; attached is the Lead Investor FAQ. You'll see why I want Founders Inc to play this role once you check it out.

Here are our last three investor updates May, April, and March.

Thanks,

AJ

--
AJ Keller
CEO of Neurosity, Inc.
(929) 699-2228
Fort Mason, SF
https://neurosity.co
Twitter | LinkedIn

SPV Lead Investor FAQ.pdf
61K

AJ Keller <aj@neurosity.co> Tue, Jul 11, 2023 at 7:30 PM
To: Hubert Thieblot <hubert@f.inc>

Hey Hubert,

I forgot to add this disclosure to the end of the email I sent yesterday. Are you in tomorrow?

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Thanks,

AJ
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Hubert Thieblot <hubert@f.inc> Thu, Jul 13, 2023 at 3:46 PM
To: AJ Keller <aj@neurosity.co>

Hey AJ,

I'm around the Lab today and tomorrow. Are you going to be here? We can chat.

Cheers
[Quoted text hidden]
--
Hubert Thieblot
General Partner I Investments & Studio
Book a meeting with me: calendly.com/hubert-finc

AJ Keller <aj@neurosity.co> Thu, Jul 13, 2023 at 3:57 PM
To: Hubert Thieblot <hubert@f.inc>

Yes! I'm around today, but not tomorrow.

AJ
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NEUROSITY **AJ Keller <aj@neurosity.co>**

Neurosity Raise

3 messages

AJ Keller <aj@neurosity.co> Thu, Jun 22, 2023 at 2:30 PM
To: Furqan Rydhan <furqan@f.inc>
Bcc: Maria Springer <maria@capitaldept.com>

Hey Furqan,

I am sending you the info you asked for on our upcoming raise.

As you may know, our company has been experiencing incredible growth over the past few months. We have been growing our monthly recurring revenue by 10% month over month and recently crossed $1M in annual revenue last month. Additionally, we are executing a path to half the hardware payback period from 6 months to 3 months.

To support our continued growth, we have decided to pursue an equity crowdfunding vehicle. We would like to offer you and F.inc the opportunity to lead this round. If you choose to do so, you would be the voting member of all the capital raised in this round. We can agree on the terms and vehicle with you as well.

We are working with the same agency that guided Atomic Limbs' $5.6M round, which was also led by F.inc. We believe that we can replicate the success and achieve our fundraising goals with your support.

I appreciate your consideration and let me know if you need any more information!

Best,

AJ

--
AJ Keller
CEO of Neurosity, Inc.
(929) 699-2228
Fort Mason, SF
https://neurosity.co
Twitter | LinkedIn

AJ Keller <aj@neurosity.co> Wed, Jul 5, 2023 at 6:06 PM
To: Furqan Rydhan <furqan@f.inc>

Hey Furqan! I was upstairs looking for you but heading out for the day; let's link tomorrow.

AJ
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AJ Keller <aj@neurosity.co> Thu, Jul 13, 2023 at 4:20 PM
To: Furqan Rydhan <furqan@f.inc>

Hi Furqan,

I talked to Hubert, and everything is off to a good start. Thanks for your help!

I'm sending you this email because I forgot to put a required disclosure on the above email.

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Thanks, and have a great day,

AJ

On Thu, Jun 22, 2023 at 2:30 PM AJ Keller <aj@neurosity.co> wrote:
[Quoted text hidden]
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Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
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